United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 29, 2005**

Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On December 29, 2005, Aqualon, a business unit of Hercules Incorporated ("Hercules"), entered into an agreement pursuant to which Aqualon will purchase the guar and guar derivative manufacturing business of Benchmark Polymer Products, L.P., a subsidiary of Benchmark Performance Group, Inc. ("Benchmark"). Additionally, Aqualon will acquire an equity position in Benchmark. Hercules issued a news release announcing the transactions on January 4, 2006, which is attached as an exhibit hereto and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1 News Release of Hercules Incorporated dated January 4, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 5, 2006

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated January 4, 2006

4

Exhibit 99.1

Release Immediately

06-01-F

HERCULES TO ACQUIRE WATER SOLUBLE POLYMER BUSINESS
EXPANDS FOOTPRINT IN OIL AND NATURAL GAS MARKETS

WILMINGTON, DE, JANUARY 4, 2006 . . . Hercules Incorporated (NYSE: HPC) today announced an agreement to purchase the guar and guar derivative manufacturing business of Benchmark Polymer Products, L.P., a subsidiary of Benchmark Performance Group, Inc. ("Benchmark"). Under terms of the agreement, Aqualon, a business unit of Hercules Incorporated, will acquire the Dalton, Georgia production facility for $20 million plus a provisional future earn out and receive an equity position in Benchmark.

Aqualon currently supplies a portfolio of water soluble polymers and technology to the global oil and gas industry for applications in drilling, cementing, completion, and fracturing. "This investment is consistent with Aqualon's strategy to expand its presence in the energy industry and leverage the full portfolio of Aqualon products," said Craig Rogerson, President and Chief Executive Officer of Hercules. "The oil and gas industry and in particular, the stimulation of natural gas wells via hydraulic fracturing, is projected to continue a strong, long-term growth trend."

"As a result of this transaction, Aqualon also expects to increase capacity utilization of its existing guar and guar derivative production facility in Kenedy, Texas," added Mr. Rogerson. In addition to the oil and gas sector, Aqualon's guar gum and guar derivatives are widely used in food, personal care, and industrial markets.

Benchmark Performance Group, headquartered in Houston, Texas, is a leading developer and supplier of specialty chemicals for the oil and gas pressure pumping services industry and has developed innovative processes for the manufacture and delivery of the polymer slurries used in oil and gas well fracturing applications. "We see significant value creation for both companies in this transaction," said Wayne Kinsey, Benchmark's President and Chief Executive Officer. "We know Aqualon has the ability and expertise to manufacture the dry polymers typically used in fracturing fluids. When you combine those capabilities with our expertise in polymer slurry manufacture and delivery, we'll be even better positioned to bring the pressure pumping services companies both the products they need today and the products they'll want tomorrow." For more information, visit the Benchmark website at www.benchmark-research.com.

Closing is expected to occur in January of 2006, subject to a number of non-regulatory conditions.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, ability to raise capital, business climate, business performance, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, environmental and safety regulations and clean-up costs, foreign exchange rates, and adverse legal and regulatory developments. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

| Media Contact: | John S. Riley | (302) 594-6025 |
| Investor Contact: | Stuart L. Fornoff | (302) 594-7151 |